SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                          NATURAL SOLUTIONS CORPORATION
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                    63901V109
                                -----------------
                                 (CUSIP Number)

                    Michael Klansek, Chief Financial Officer,
                          Natural Solutions Corporation
     100 Volvo Parkway, Suite 200, Chesapeake, Virginia 23320 (757) 548-4242
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2000
                                    ---------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.     63901V109

------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

                 M.G. ROBERTSON
------------------------------------------------------------------------------
(2)Check the Appropriate Box if a Member of a Group

           [ ]   (a)
           [ ]   (b)
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(3)     SEC Use Only

------------------------------------------------------------------------------
(4)     Source of Funds
                     PF
------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
           2(d) or 2(e) [ ]
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                     SHB-301, 977 Centerville Turnpike
                     Virginia Beach, Virginia 23463
------------------------------------------------------------------------------
Number of Shares        (7) Sole Voting Power

Beneficially Owned                       11,040,000 Shares of Common Stock*

                            ----------------------------------------------------
                        (8) Shared Voting Power

                            0 Shares
by Each
Reporting                   ----------------------------------------------------
                        (9) Sole Dispositive Power

                            11,040,000 Shares of Common Stock*

Person                      ----------------------------------------------------
With                   (10) Shared Dispositive Power

                            0 Shares
------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          11,040,000 Shares of Common Stock*
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
                          Shares            [ ]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                        40.89%
------------------------------------------------------------------------------
(14)    Type of Reporting Person
                                          IN, HC
------------------------------------------------------------------------------

* Includes 3,000,000 shares of Common Stock M.G. Robertson would be entitled to subscribe to at a purchase price of $0.25 per share at any time from June 1, 2000 up to and including June 1, 2005 pursuant to the Stock Purchase Warrant W-3A dated June 1, 2000 and expiring June 1, 2005, and includes 4,000,000 shares of Common Stock M.G. Robertson would be entitled to receive upon the maturity of the $750,000 and $250,000 Convertible Debentures dated August 11, 1999, as amended, and June 1, 2000, respectively, which accrue at ten percent(10%)interest per annum and which interest is payable, at the election of the Company, in shares of its common stock, each share to be valued at $0.25).

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                                 M.G. ROBERTSON

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                NATURAL SOLUTIONS
                          CORPORATION (Commission File
                                  No. 0-28155)



         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1. Security and Issuer

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Natural Solutions Corporation, a Florida corporation (the "Company"). The address of the Company's principal executive offices is 100 Volvo Parkway, Suite 200, Chesapeake, Virginia 23320.


ITEM 2. Identity and Background

           (a) This Schedule 13D is being filed by M.G. Robertson, an individual who is sometimes referred to herein as the "Reporting Person."

           (b) The principal business address of the Reporting Person is SHB-301, 977 Centerville Turnpike, Virginia Beach, Virginia 23463.

           (c) The Reporting Person is the Chairman of the Company, which is focused on the distribution of a patented environmentally friendly corrosion inhibiting products for de-icing and anti-icing under the ICE BAN(R) brand and the environmentally friendly road stabilization and dust control products currently marketed under the RB ULTRA(TM) brand. The principal address of the Company is set forth in Item 1 above.

           d) and (e) The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a

CUSIP NO. 63901V109
           PAGE 3


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(civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration

     On June 1, 2000, in exchange for a loan of TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($250,000) to the Company by M. G. Robertson, the Company executed a Convertible Debenture with a Maturity Date of June 1, 2005 and simple interest at ten percent(10%) per annum which is secured by all the assets of the Company and which may be later secured by certain works of art belonging to the Janke Family Trust. The debenture may be converted at the election of the holder into the common stock of the Company at or prior to maturity at twenty-five cents ($0.25) per share. M.G. Robertson will be entitled to receive ONE MILLION (1,000,000) shares of the Company's Common Stock at or prior to the maturity of the Debenture. In addition, the interest thereon may be payable in shares of the Company's common stock at the election of the Company.[See: Exhibit A & D Attached]

           On June 1, 2000, the Company executed Stock Purchase Warrant, No. W-3A, for the benefit of M.G. Robertson giving him the right to purchase at a purchase price of twenty-five cents($0.25) per share at any time from June 1, 2000, up to and including June 1, 2005, THREE MILLION (3,000,000) fully paid and nonassessable shares of the Company's Common Stock. Simultaneously with the execution thereof the Company amended, cancelled and surrendered two earlier Stock Purchase Warrants: W-1A and W-2A, each being issued on August 11, 1999.[See: Exhibit B & C Attached]

           M.G. Robertson is presently negotiating the structure of an additional loan to the Company of SEVEN HUNDRED AND FIFTY THOUSAND DOLLARS ($750,000). The Company believes that the final terms of this loan will be similar to earlier Convertible Debentures which may include the issuance of additional shares of the Company's Common Stock and the accrual of a per annum interest rate.

ITEM 4. PURPOSE OF THE TRANSACTION

    The principal purpose of the transaction was to effect a capital infusion into the Company and to establish a means whereby M.G. Robertson may continue to make additional capital infusions into the Company if so warranted.

           In addition, the Company has granted M.G. Robertson an interest in all the assets of the Company as security against the Convertible Debenture dated June 1, 2000.


CUSIP NO. 63901V109
          PAGE 4

           Other than through the additional purchases of the Company's common stock pursuant to the Stock Purchase Warrant No. W-3A, or as described herein, the Reporting Person has no present plans, proposals or intention which relate to or would result in (a) the acquisition by any person of additional securities of the Company (other than in connection with stock option plans or other employee benefit plans of the Company), or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure (other than the possible consolidation or other reorganization of the Company's subsidiaries); (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

           The Reporting Person is not under any obligation to increase or decrease his holdings of Common Stock. Depending upon future developments, the Reporting Person may, in his discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Person reserves the right to act with respect to his holdings as he deems in his own best interest.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Reporting Person is the beneficial owner of 11,040,000 shares of the Common Stock (the "Shares"), which represent 40.89% of the outstanding shares of the Common Stock. [The 40.89 % is calculated as follows:
20,026,540 shares issued and outstanding to date + 4,000,000 shares issuable to M.G. Robertson pursuant to the Convertible Debentures dated August 11,1999, as amended, and June 1, 2000, and 3,000,000 shares issuable at any time after June 1,2000 pursuant to the Stock Purchase Warrant, No. W-3A.] The Reporting Person has the sole power to vote and dispose of the Shares. Of the Shares: (i) 4,040,000 are held by the Reporting Person in his individual capacity; (ii) 4,000,000 are issuable upon the maturity date of the Convertible Debentures dated August 11, 1999, as amended, and June 1, 2000 or earlier upon the election of either the holder or upon the early payment of said Convertible Debenture by the Company; and (iii) 3,000,000 are issuable upon exercise of stock purchase warrants at an exercise price of $0.25 per share.

         (c) Except for the acquisition of the Shares therein, neither the Reporting Person nor any of the persons named in this Item 5 has effected any transactions in the Common Stock during the past 60 days.

CUSIP NO.63901V109
   PAGE 5

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit      Description
--------     --------------------
4.2     *    First Amendment to Convertible Debenture due August 31, 2001

4.3     *    Natural Solutions Corporations Convertible Debenture for the benefit of M.G.
             Robertson dated June 1, 2000.

4.5     *    Natural Solutions Corporation Stock Purchase Warrant No. W-3A dated June 1,
             2005.

10.25   *    Security Agreement relating to the Convertible Debenture dated June 1, 2000.




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




June 15, 2000                     /s/ M G Robertson
                                  ------------------------------
                                    M.G. ROBERTSON







CUSIP NO.63901V109
 PAGE 6